Item 77D

Scudder Gold and Precious Metals Fund, a series of SCUDDER MUTUAL FUNDS, INC.

Scudder Gold and Precious Metals Fund changed its name and name-related investment strategy. Prior to March 1, 2002, the Fund's strategy stated that the Fund seeks maximum return (principal change and income) by investing, under normal market conditions, at least 65% of total assets in common stocks and other equities of U.S. and foreign gold-related companies and in gold coin and bullion. The strategy was revised as follows: Under normal circumstances, the Fund seeks maximum return (principal change and income) by investing at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of U.S. and foreign companies that have related activities in gold, silver, platinum, diamonds or other precious metals and minerals (including gold coin and bullion).

In addition, the Fund changed its name from Scudder Gold Fund to Scudder Gold and Precious Metals Fund.